                      SECURITIES AND EXCHANGE COMMISSION
                           Washington D.C., 20549

                                 FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (FEE REQUIRED) FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

                                      OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                       COMMISSION FILE NO.   0-2525

A. Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:

                     Huntington Bancshares Incorporated
            Deferred Compensation Plan and Trust for Directors



B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                     Huntington Bancshares Incorporated
                            Huntington Center
                           41 South High Street
                           Columbus, Ohio 43287

                      HUNTINGTON BANCSHARES INCORPORATED
             DEFERRED COMPENSATION PLAN AND TRUST FOR DIRECTORS


                       INDEX TO FINANCIAL STATEMENTS

                                                               Page
                                                               ----
Report of Independent Auditors                                   3

Statements of Financial Condition -
  December 31, 1995 and 1994                                     4

Statements of Income and Changes in Plan Equity-
  For the years ended December 31, 1995, 1994, and 1993          5

Notes to Financial Statements                                    6

Exhibit
  Consent of Independent Auditors                               10

[ERNST & YOUNG LLP LETTERHEAD]

                       Report of Independent Auditors

Board of Directors
Huntington Bancshares Incorporated

We have audited the accompanying statements of financial condition of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Directors (the "Plan") as of December 31, 1995 and 1994, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Directors at December 31, 1995 and 1994, and the results of its operations and the changes in its plan equity for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                      /s/ Ernst & Young LLP


March 25,  1996

                      HUNTINGTON BANCSHARES INCORPORATED
             DEFERRED COMPENSATION PLAN AND TRUST FOR DIRECTORS

                      STATEMENTS OF FINANCIAL CONDITION

                                                         December 31,
                                                   1995               1994
                                                ----------         ----------
ASSETS

Investments, at market value:
  Huntington Bancshares Incorporated
  Common Stock: 338,056 shares in
  1995 and 295,998 shares in 1994;
  Cost: $3,752,102 in 1995
  and $3,148,430 in 1994 (Note 4)               $8,113,340         $5,105,972

Contributions receivable                               ---             22,200

Accrued dividends and interest receivable           67,417             59,200

Cash and cash equivalents (Note 2)                  24,636                 50
                                                ----------         ----------
    TOTAL ASSETS                                $8,205,393         $5,187,422
                                                ----------         ----------
                                                ----------         ----------
LIABILITIES AND PLAN EQUITY

Stock purchase payable                          $   24,591                ---

Plan Equity                                      8,180,802         $5,187,422
                                                ----------         ----------

    TOTAL LIABILITIES AND PLAN EQUITY           $8,205,393         $5,187,422
                                                ----------         ----------
                                                ----------         ----------


See notes to financial statements.

                      HUNTINGTON BANCSHARES INCORPORATED
             DEFERRED COMPENSATION PLAN AND TRUST FOR DIRECTORS

              STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

                                                     Years ended December 31,
                                                  1995         1994         1993
                                               ----------   -----------  ----------
Investment income:
   Cash dividends on Huntington Bancshares
     Incorporated Common Stock                 $  258,524   $   231,787  $  198,760
     Interest                                         397           318         199
                                               ----------   -----------  ----------
                                                  258,921       232,105     198,959

Realized gains on investments (Note 4)            140,591       783,270      78,868

Unrealized appreciation (depreciation)
  of investments (Note 4)                       2,403,696    (1,129,142)    678,802

Contributions                                     458,600       427,392     354,727

Withdrawals                                      (268,428)   (1,542,738)   (150,412)
                                               ----------   -----------  ----------

Net increase (decrease) in Plan Equity          2,993,380    (1,229,113)  1,160,944

Plan Equity - Beginning of Period               5,187,422     6,416,535   5,255,591
                                               ----------   -----------  ----------

Plan Equity - End of Period                    $8,180,802    $5,187,422  $6,416,535
                                               ----------   -----------  ----------
                                               ----------   -----------  ----------


See notes to financial statements.

                      HUNTINGTON BANCSHARES INCORPORATED
             DEFERRED COMPENSATION PLAN AND TRUST FOR DIRECTORS

                     NOTES TO FINANCIAL STATEMENTS

December 31, 1995


NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

DESCRIPTION OF THE PLAN

The Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Directors (the "Plan") was adopted by the Board of Directors of Huntington Bancshares Incorporated ("Huntington") on September 15, 1986, to be effective on that date. The Plan was subsequently amended on August 19, 1987, and April 25, 1991. The following summary describes the Plan as amended and restated.

The Plan is in the form of a trust agreement between Huntington and its wholly-owned subsidiary, The Huntington National Bank (the "Trustee"). The Plan provides each director of Huntington's participating affiliates (a "Director") with the option to defer receipt of all or a portion of the compensation payable to him or her for services as a Director. Huntington transfers an amount equal to one hundred twenty-five percent (125%) of the compensation deferred pursuant to the Plan to a trust fund administered by the Trustee.

Amounts held in the trust fund may be invested by the Trustee in common stock, common trust funds, real estate, and other property which the Trustee deems to be in the best interest of the participating Directors. The Trustee maintains a separate account for each Director which reflects such Director's share of assets held in his or her account in the Plan.

The Plan is administered by a committee of the Huntington Board of Directors (the "Committee") consisting of not less than three members. As of the date hereof, the members of the Committee are John B. Gerlach, Timothy P. Smucker, George A. Skestos, and Don Conrad. The members of the Committee are appointed by the Board of Directors of Huntington (the "Board") and serve until they resign or until they are removed with or without cause by the Board. None of the members of the Committee receives compensation from the assets of the Plan.

Distributions are made either in a lump sum or in equal annual installments over a period of not more than ten years. The Committee has sole discretion to distribute all or a portion of a Director's account in the event such Director requests a hardship distribution.

Huntington may amend or terminate the Plan at any time provided that no such amendment or termination will affect the rights of Directors to amounts previously credited to their accounts.

Effective April 25, 1991, the Plan was amended to exclude Huntington Directors from future participation in the Plan. Contributions previously made on behalf of Huntington Directors, and related earnings thereon, were not affected by the amendment.

INVESTMENTS

As of December 31, 1995 and 1994, Plan assets were primarily invested in shares of common stock of Huntington ("Common Stock"). These shares are carried at market value as determined by quoted prices reported by the National Association of Securities Dealers Automated Quotation System. The cost of specific investments sold is used to compute realized gains and losses.

WITHDRAWALS

Withdrawals in the form of Common Stock are reported at market value. Amounts previously reported for 1994 and 1993 have been changed to conform with the 1995 presentation.

INCOME AND EXPENSES

Cash dividends are recognized as of the record date. All costs and expenses incurred in administering the Plan, including brokerage commissions and fees incurred in connection with the purchase of securities, are paid by Huntington and participating affiliates. Expenses incurred in administering the Plan totaled $19,121, $16,823, and $17,446 for 1995, 1994, and 1993, respectively.

NOTE 2 - CASH EQUIVALENTS

Cash equivalents at December 31, 1995 and 1994, are comprised of money market funds.

NOTE 3 - FEDERAL INCOME TAXES

The Plan is established as an unfunded deferred compensation plan under the Internal Revenue Code. Accordingly, a Director will not incur federal income tax liability when compensation is deferred pursuant to the Plan, when matched contributions are made to the Plan, when Common Stock is purchased for a Director's account, or when dividends are paid to a Director's account on such shares. Rather, a Director will incur federal income tax liability for such contributions and income only when distributions are made to a Director. Huntington has received a ruling from the Internal Revenue Service that the operation of the Plan has the tax consequences described above.

Huntington is subject to any federal income taxes arising from taxable income of the Plan. Accordingly, no provision for federal income taxes is included in the financial statements of the Plan. If, at any time, it is determined that compensation deferred pursuant to the Plan is currently subject to income tax by the Directors or their beneficiaries, the Plan shall terminate and any amounts held in the trust fund shall be distributed to the Directors or their beneficiaries.

The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

NOTE 4 - NET REALIZED AND UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS

The following tables summarize the net realized and unrealized appreciation (depreciation) of the Plan's investments in Common Stock for each of the three years in the period ended December 31, 1995:

                                         1995         1994           1993
                                      ----------   -----------    ----------
Aggregate proceeds                    $  268,380   $ 1,542,659    $  150,385
Aggregate cost                           127,789       759,389        71,517
                                      ----------   -----------    ----------

Net realized gains                    $  140,591   $   783,270    $   78,868
                                      ----------   -----------    ----------
                                      ----------   -----------    ----------

                                         1995          1994          1993
                                      ----------   -----------    ----------
Market value                          $8,113,340   $ 5,105,972    $6,353,373
Cost                                   3,752,102     3,148,430     3,266,689
                                      ----------    ----------    ----------

Accumulated unrealized appreciation   $4,361,238   $ 1,957,542    $3,086,684
                                      ----------   -----------    ----------
                                      ----------   -----------    ----------
Change in accumulated unrealized
  appreciation between years          $2,403,696   $(1,129,142)   $  678,802
                                      ----------   -----------    ----------
                                      ----------   -----------    ----------

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Directors has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                      HUNTINGTON BANCSHARES INCORPORATED
                        DEFERRED COMPENSATION PLAN AND
                             TRUST FOR DIRECTORS


Date:  March 29, 1996                    By:  /s/ Ralph K. Frasier
       -------------------------------         --------------------------------
                                              Ralph K. Frasier
                                              General Counsel and Secretary
                                              Huntington Bancshares Incorporated

                                                     Exhibit 23


                                                     Exhibit to the Annual
                                                     Report (Form 11-K) of the
                                                     Huntington Bancshares
                                                     Incorporated Deferred
                                                     Compensation Plan and
                                                     Trust for Directors for the
                                                     fiscal year ended
                                                     December 31, 1995.


                        CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Amendment No. 2 to the Registration Statement (Form S-8 No. 33-10546) pertaining to the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Directors and in the related Prospectus of our report dated March 25, 1996 with respect to the financial statements of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Directors included in this Annual Report (Form 11-K) for the year ended December 31, 1995.

                                       /s/ Ernst & Young LLP


Columbus, Ohio
March 25, 1996